EXHIBIT (a)(5)
December 29, 2005
Dear Stockholder:
      On behalf of the Board of Directors of NEON Systems, Inc. (“NEON”), I am pleased to inform you that NEON has entered into an Agreement and Plan of Merger, dated as of December 19, 2005 (the “Merger Agreement”), with Progress Software Corporation (“Progress”) and Noble Acquisition Corp., a wholly owned subsidiary of Progress (“Offeror”) pursuant to which Offeror has today commenced a tender offer (the “Offer”) to purchase all outstanding shares of common stock of NEON (the “Shares”) at a price of $6.20 per Share in cash. The closing of the Offer is conditioned upon, among other things, a majority of the Shares outstanding being validly tendered and not withdrawn prior to the expiration of the Offer, and the receipt of regulatory clearances. The Offer will be followed by a merger (the “Merger”) in which remaining Shares will be converted into the right to receive $6.20 per Share in cash.
      The Board of Directors of NEON has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
      In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. Those factors are discussed in the attached Schedule 14D-9.
      In addition to the enclosed Schedule 14D-9, also enclosed is Offeror’s Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.
      On behalf of the Board of Directors, we thank you for your support.

Sincerely,

George H. Ellis
Presiding Director